Exhibit 1

NFP Names Doug Hammond CEO

NEW YORK, May 20, 2013 — National Financial Partners Corp. (NYSE: NFP), a leading provider of benefits, insurance and wealth management services, today announced that Douglas W. Hammond, president and chief operating officer, has been named chief executive officer (CEO), effective May 17, 2013. Mr. Hammond succeeds Jessica M. Bibliowicz, chairman and CEO of NFP. Ms. Bibliowicz, whose intention to step down as CEO was announced in April 2012, served as NFP’s CEO since joining the company in April 1999, and as chairman since June 2003.

Commenting on today’s announcement, Ms. Bibliowicz said, “Doug has been instrumental to NFP’s success since its inception, and it has been an honor to work alongside him and the rest of the team at NFP to build a strong, diversified business with an unmatched client-focused culture. I am confident that Doug is absolutely the right leader for NFP going forward and remain as excited as ever about the opportunities ahead for this extraordinary organization.”

Mr. Hammond said, “It has been a privilege working with Jessica for nearly 14 years, and I have great admiration for her leadership and all that she accomplished during her tenure. NFP has a tremendous opportunity to capitalize on our unique and valuable offerings in today’s market, and I look forward to working with the team at NFP as we position the company for its future long-term growth and success.”

As announced on April 15, 2013, NFP entered into a definitive agreement with Madison Dearborn Partners, LLC (MDP), a private equity investment firm, under which a controlled affiliate of MDP will acquire NFP. The transaction is subject to shareholder approval and other customary closing conditions.

Vahe Dombalagian, a managing director at MDP, said, “We are confident that NFP will continue to advance its strategy and thrive as a powerful, unified brand across its benefits, insurance and wealth management businesses under Doug’s leadership. We look forward to supporting Doug and the talented team at NFP as they execute the company’s One NFP strategy.”

Today’s appointment is part of the company’s previously announced management succession plan. Ms. Bibliowicz will continue her service on the board as non-executive chairman of NFP until the close of the transaction with MDP.

Mr. Hammond, 47, has served as chief operating officer of NFP since 2008, and was named president in 2012. Prior to that role, he served as NFP’s executive vice president and general counsel from 2004 to 2008 and as NFP’s executive vice president and deputy general counsel from 2002 to 2004. Before joining NFP in 1999, Mr. Hammond was an attorney with the law firm known as Dewey & LeBoeuf LLP, where he specialized in corporate insurance and regulatory matters and represented NFP’s capital sponsor prior to and during the formation of the company. He also held various business and legal positions in the financial institutions division of Gulf Insurance Group, Inc., a specialty lines insurance company. Mr. Hammond serves on the Advisory Board of Trustees of the Dolan School of Business of Fairfield University. He received his Bachelor of Arts from Fairfield University and his Juris Doctor from St. John’s University School of Law.

About NFP

National Financial Partners Corp. (NYSE: NFP) and its benefits, insurance and wealth management businesses provide diversified advisory and brokerage services to companies and high net worth individuals, partnering with them to preserve their assets and prosper over the long term. NFP advisors provide innovative and comprehensive solutions, backed by NFP’s national scale and resources. NFP operates in three business segments. The Corporate Client Group provides corporate and executive benefits, retirement plans and property and casualty insurance. The Individual Client Group includes retail and wholesale life insurance brokerage and wealth management advisory services. The Advisor Services Group serves independent financial advisors by offering broker/dealer and asset management products and services. Most recently, NFP was ranked as the eighth Top Global Insurance Broker by Best’s Review. In addition, NFP operates the fourth largest executive benefits provider of nonqualified deferred compensation plans administered for recordkeeping clients as ranked by PlanSponsor; operates a top 10 Independent Broker Dealer as ranked by Financial Planning and Financial Advisor; and had three advisors ranked in Barron’s Top 100 Independent Financial Advisors. NFP is also a leading independent life insurance distributor, according to many top-tier carriers. For more information, visit www.nfp.com.

Forward-Looking Information

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “project,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, impairments, losses, dividends, capital structure, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and the Company’s operations or strategy. These forward-looking statements are based on management’s current views with respect to future results. Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts’ reports and opinions, and current financial trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include, without limitation: (1) the merger may not be consummated in a timely manner, if at all; (2) the merger agreement may be terminated in circumstances that require the Company to pay a termination fee or reimburse certain expenses; (3) the diversion of management’s attention from the Company’s ongoing business operations; (4) the ability of the Company to retain and hire key personnel; (5) the failure of Madison Dearborn Partners to obtain the necessary financing to complete the merger; (6) litigation relating to the merger; (7) the effect of the announcement of the merger on the Company’s business relationships, operating results and business generally; (8) competitive responses to the proposed merger; and (9) the failure to obtain the requisite approvals to the merger, such as stockholder approval or the approval of FINRA with respect to the indirect change in ownership of the Company’s broker-dealer subsidiaries. Additional factors are set forth in NFP’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 15, 2013 and its Quarterly Report on Form 10-Q for the period ended March 31,

2013, filed with the SEC on May 3, 2013. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:

Abbe F. Goldstein, CFA

SVP, Investor Relations & Corporate Communications

NFP

Investor Relations	Media Relations
ir@nfp.com	communications@nfp.com
212-301-4011	212-301-1039

Denise DesChenes/Lesley Bogdanow/Emily Deissler

Sard Verbinnen & Co

212-687-8080

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